Mail Stop 3720

August 21, 2007

By U.S. Mail and facsimile to (310) 964-0838

Chase Carey
Chief Executive Officer
DirecTV Group, Inc.
2230 East Imperial Highway
El Segundo, CA 90245-0956

      Re: **DirecTV Group, Inc.**
                Definitive Schedule 14A
                Filed April 27, 2007
                File No. 1-31945

Dear Mr. Carey:

We have limited our review of your definitive proxy statement to your executive compensation and other related disclosure and have the following comments. Our review of your filing is part of the Division's focused review of executive compensation disclosure.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call me at the telephone number listed at the end of this letter.

In some comments we have asked you to provide us with additional information so we may better understand your disclosure. Please do so within the time frame set forth below. You should comply with the remaining comments in all future filings, as applicable. Please confirm in writing that you will do so and also explain to us how you intend to comply. Please understand that after our review of all of your responses, we may raise additional comments.

If you disagree with any of these comments, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.

Directors, page 4

Selection of Directors, page 4

1.   We note your disclosure regarding "limitations in the Company's Amended and
        Restated Certificate of Incorporation, Amended and Restated By-Laws and
        applicable law" on stockholders' ability to submit director candidate
        recommendations. Please briefly note the kinds of limitations to assist
        stockholders in understanding the extent to which they may make the
        recommendations.

Committees of the Board of Directors, page 11

Compensation Committee, page 11

2.   Provide more disclosure regarding the participation of your chief executive officer
        in named executive officer compensation-setting. For example, disclose whether
        your chief executive officer made recommendations to the compensation
        committee regarding performance measures, targets and similar items that affect
        his or other named executive officer compensation. See Regulation S-K Item
        407(e)(3)(ii). As another example, disclose to what the extent the chief executive
        officer conferred with a compensation consultant. In addition, we note your
        disclosure on page 27 regarding your chief executive officer's company
        performance assessment to the committee, but it is not apparent as to what this
        assessment applied or what comprised it. Please clarify.

Compensation Discussion and Analysis, page 20

Compensation Philosophy and Objectives, page 21

3.   Your disclosure in the compensation tables starting on page 34 shows that Mr.
        Carey's compensation is notably higher than the other named executive officers'
        compensation. Please expand your disclosure to explain the reasons for the
        differences in the amounts of compensation awarded to the named executive
        officers so that it is apparent whether significant disparities reflect material
        differences in your policy or decision-making regarding the executives'
        compensation. See Section II.B.1 of Securities Act Release No. 8732A.

4.   Discuss how each compensation element and your decisions regarding that
        element affected decisions regarding other elements. See Regulation S-K Item
        402(b)(1)(vi). For example, discuss whether or how the amount of base salary
        that year, the value realized upon vesting that year of previously-awarded
        restricted stock, or the officer's exercise that year of in-the-money, previously-
        awarded stock options affected the committee's decisions regarding the kind or

amount of incentive compensation to be paid to the officer for the year.

Elements of Compensation, page 22

5.   We note your disclosure that the committee "sets annual target incentive bonus
        compensation levels such that the combined base salary and target bonus is
        competitive with the peer group." Please indicate what you mean by
        "competitive." To the extent the committee benchmarked named executive
        officer compensation by targeting a particular value range of compensation paid
        by the peer group, please indicate where the amount of your actual named
        executive officer compensation fell within the targeted percentile range. To the
        extent your compensation was outside of the targeted percentile range, please
        explain why.

2006 Company Performance and Incentive Programs, page 27

6.   We note your statements on page 27 as to why you have not disclosed all of the
        performance targets for incentive compensation. To the extent that you have not
        disclosed the targets because you believe such disclosure would result in
        competitive harm such that the information could be omitted under Instruction 4
        to Item 402(b) of Regulation S-K, provide us in your response letter with a
        detailed analysis supporting your conclusion. Then, in your filing, to the extent
        that you have a sufficient basis to keep the information confidential, expand your
        discussion as to how difficult it would be for the executive or how likely it would
        be for the company to achieve the undisclosed performance target or threshold
        levels. See Instruction 4 to Item 402(b). Note that general statements regarding
        the level of difficulty or ease associated with achieving performance measures are
        not sufficient. In discussing how difficult it will be for an executive or how likely
        it will be for the company to achieve the target levels or other factors, please
        provide as much detail as necessary without providing information that would
        result in competitive harm. Also, to the extent the targets are not stated in
        quantitative terms, explain how the committee determines achievement levels for
        that performance measure.

7.   Clarify which particular performance targets and payment levels apply to each
        named executive officer.

8.   Discuss whether discretion can be or has been exercised by the board or
        compensation committee either to award compensation absent attainment of the
        relevant performance goal(s) or to reduce or increase the size of any award or
        payout. Identify any particular exercise of discretion, and state whether it applied
        to one or more specified named executive officers or to all compensation subject
        to the relevant performance goal(s). See Item 402(b)(2)(vi) of Regulation S-K.

Setting 2006 Executive Officer Compensation, page 30

9.   Analyze in more detail how the committee's consideration of individual
        performance and subjective factors resulted in the amounts each officer earned for
        each compensation element for the last completed fiscal year. See Item
        402(b)(2)(vii) of Regulation S-K. For example, we note your list of factors the
        committee considered in determining the chief executive officer's bonus. Please
        give investors more of a sense as to how the committee considered or measured
        these factors to determine how individual performance should affect the amount
        of incentive compensation earned by the executive for the year.

Forward Looking Disclosures—2007 Executive Officer Compensation, page 33

10.   You disclose that you already established cash flow as the 2007 performance
        target under the bonus plan; therefore, please also disclose the performance target
        and threshold level that must be reached for payment to each officer as described
        in Item 402(b)(2)(v) of Regulation S-K and Instruction 4 to Item 402(b). See
        Instruction 2 to Item 402(b). Also see comment six above.

Executive and Director Compensation, page 33

2006 Outstanding Equity Awards at Fiscal Year-End, page 41

11.   The 2006 supplementary table 6 on page 42 suggests that you have included in
        column (e) of the outstanding equity awards table on page 41 stock that vested on
        December 31, 2006. It is not apparent as to why you have included these shares
        in column (e), which concerns shares that have not vested. Please clarify the
        status of the shares as of December 31, 2006 and reconcile your disclosures in the
        proxy statement regarding them. In making your revisions, consider whether the
        vested stock should be included in the 2006 option exercise and stock vested table
        instead. See Item 402(f) and (g) of Regulation S-K.

Potential Payments upon Termination or Change in Control, page 47

12.   In the compensation discussion and analysis, please discuss how the severance
        and termination arrangements with the named executive officers fit into your
        overall compensation objectives and affected the decisions you made regarding
        other compensation elements. Also, provide analysis explaining why you
        structured the terms and payout levels of these arrangements as you did.

13.   Briefly explain what kinds of events constitute "good reason" or "cause" under
        the pertinent executive agreement so that investors may understand when the
        officer may become entitled to change-in-control severance or termination
        payments.

14.   To assist shareholders in recognizing the extent of the potential payments, consider presenting the different kinds and amounts of estimated payments and benefits to the named executive officers in a table or tables. Also consider stating, in a row or column in the table(s), each named executive officer's total compensation following each kind of termination event.

Please respond to our comments by September 21, 2007, or tell us by that time when you will provide us with a response.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

When you respond to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to comments.

Please contact me at (202) 551-3359 with any questions.

Sincerely,

Cheryl L. Grant
Attorney-Advisor